UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 27, 2025	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On May 27, 2025, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) made a public announcement on the Market Observation Post System in Taiwan (“MOPS”) that the Company held its 2025 annual shareholders’ meeting (the “2025 AGM”), at which the following matters were resolved:

(1)
Ratification of the fiscal year 2024 earnings distribution plan;
(2)
Approval of amendments to the Company’s Articles of Incorporation;
(3)
Ratification of the Company’s fiscal year 2024 business report and, consolidated and non-consolidated financial statements;
(4)
Approval of amendments to the Rules of Procedure for Shareholders’ Meeting; and
(5)
Approval of amendments to the Rules for Election of Directors and Independent Directors.

For each of the matters (1) to (5), the resolutions approved were those previously proposed by the Board of Directors to shareholders in the 2025 Annual Shareholders’ Meeting Handbook, a copy of which is attached as Exhibit 99.4 to the Company’s Form 6-K (File No. 001-37928) as filed with the U.S. Securities and Exchange Commission on April 25, 2025.